Exhibit 99.2

SRK Consulting (U.S.), Inc. Suite 600 1125 Seventeenth Street Denver, CO 80202 T: 303.985.1333 F: 303.985.9947 denver@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Giovanny J. Ortiz, Geologist, FAusIMM do hereby certify that:

1.	I am Senior Consultant Geology of SRK Consulting (U.S.), Inc., 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.

2.	This certificate applies to the technical report titled “NI 43-101 Technical Report on Resources, Cusi Mine, Mexico” with an Effective Date of August 31, 2017 (the “Technical Report”).

3.

I am a Professional Geoscientist with the following academic qualifications: BSc (Geology), Universidad Industrial de Santander, Bucaramanga, Colombia (1994); Specialization (Management), Universidad Autónoma de Bucaramanga, Bucaramanga, Colombia (1994; Citation Applied Geostatistics University of Alberta (2007)

I am a registered Geologist with the Colombian Council of Geology, Bogotá, Colombia, and a fellow (FAusIMM) in good standing of the Australasian Institute of Mining and Metallurgy (AusIMM 304612)I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Cusi Mine property on November 13, 2017 for two days.

6.	I am responsible for the preparation of Geology and Mineral Resources, Sections 4 to 14 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

10.	As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9th Day of February, 2018.

/s/ Giovanny J. Ortiz

Giovanny J. Ortiz, BSc Geology, FAusIMM

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